UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-04186

(Check One):      [ ] Form 10-K and 10-KSB  [ ] Form 20-F   [ ] Form 11-K
                  [X] Form 10-Q and 10-QSB  [ ] Form N-SAR


                        For Period Ended: March 31, 2009


    Nothing on this Form shall be construed to imply that the Commission has verified any information contained herein

PART I.  REGISTRANT INFORMATION


                           THE SAGEMARK COMPANIES LTD.
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                             Full Name of Registrant


                                       N/A
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                            Former Name if Applicable


        1285 Avenue of the Americas, 35th Floor, New York, New York 10019
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                      Address of Principal Executive Office

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PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form
         could not be eliminated without unreasonable effort or expense      [x]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q and Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date
                                                                             [x]

         (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable                           [ ]


PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to delays in obtaining certain information, the report on Form 10-Q could not be timely filed without unreasonable effort or expense.


PART IV.  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

                  Cathy Bergman, 212.554.4219

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

EXPLANATION:

As of March 31, 2009, The Sagemark Companies Ltd. does not have any business operations, other than administrative operations related to shareholder, creditor and tax matters.

From 2001 to 2008, we owned, operated and/or managed out-patient medical diagnostic imaging centers that offered positron emission tomography (PET) and PET and computed tomography (CT) imaging (PET/CT), a medical imaging procedure used by physicians in the diagnosis, staging and treatment of cancers and other illness and disease. Unable to financially sustain such operations, all of such operations were discontinued on or before June 30, 2008.

Additionally, from 2006 to 2008, we had been involved in the development of a number of radiation therapy facilities, prior to discontinuing all of such efforts in early 2008.

Additional details on the foregoing, as well as our other activities, will be set forth on our first quarter report 2009 to be filed on Form 10-Q.

                           THE SAGEMARK COMPANES LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 15, 2009                             By:    /s/ Cathy Bergman
                                                    ---------------------
                                                 Name:  Cathy Bergman
                                                 Title: Chief Executive Officer